Exhibit (a)(3)

March 15, 2010

Dear OSI Employee,

This morning OSI announced that our Board of Directors, after careful review and consideration with the assistance of OSI’s management and outside legal and financial advisors, has unanimously rejected Astellas Pharma’s unsolicited, conditional tender offer to acquire OSI for $52.00 per share in cash. The OSI Board unanimously recommends that OSI stockholders reject the offer and not tender their shares into the offer.

The Board’s recommendation is based on the conclusion that Astellas’ offer substantially undervalues OSI relative to its fundamental, intrinsic value and is not in the best interests of stockholders. The press release we issued this morning detailing the reasons for the Board’s recommendation is attached.

While the OSI Board has not made any decision to sell the Company, it believes that Astellas’ offer must be evaluated against the Company’s well established long-term strategy for stockholder value creation and the prospect of other potential transactions which, if consummated, could yield greater long- or short-term value to stockholders than the offer. Accordingly, the Board instructed OSI management, with the assistance of the Company’s financial advisors, to contact appropriate third parties in order to explore the availability of a transaction that reflects the full intrinsic value of the Company. No assurance can be given as to whether any of these contacts will result in any transaction.

It is important to note that Astellas’ offer and the process we’ve established to explore interest have no effect on our day-to-day operations, and it remains business as usual at OSI. Many of you have asked what you can do — we ask that you all maintain your focus on your everyday activities. The best way you can help is by continuing to demonstrate what a tremendous company we have all built together by executing against our business plan to the best of your ability. Remember that “Shaping Medicine and Changing Lives” remains our most important and compelling mission.

We expect this announcement may lead to inquiries from external parties, and as always it is important for us to speak with one voice. Consistent with our existing policy, please forward any inquiries from the media, investors, or other outside parties to Kathy Galante at (631) 962-2043 or kgalante@osip.com.

We have attached a frequently asked questions (FAQ) document to provide you with further information.

Thanks to your efforts and dedication to serving our customers, OSI is well positioned today. We have confidence in OSI’s growth potential and in our ability to continue to create value for our stockholders. On behalf of the Board and management team, I want to thank each and every one of you for your support and commitment to OSI.

Sincerely,

Colin Goddard, Ph.D.
Chief Executive Officer

Additional Information

In connection with the unsolicited tender offer commenced by Astellas, OSI is filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF OSI ARE URGED TO READ THE SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the Schedule 14D-9 (when available) and other documents filed by OSI with the SEC through the web site maintained by the SEC at http://www.sec.gov. Stockholders may also obtain, without charge, a copy of the Schedule 14D-9 from MacKenzie Partners, Inc., OSI’s information agent, by calling 800-322-2885 toll free or by calling 212-929-5500 or by emailing osipharma@mackenziepartners.com.